Exhibit 99.2

Schedule of Underwriters for Securities of United Continental Holdings, Inc. within the Previous Three Years

Underwriters	Securities
J.P. Morgan Securities Inc. 270 Park Avenue, Floor 10 New York, New York 10017	Common Stock 6.0% Convertible Senior Notes due 2029
Morgan Stanley & Co. Incorporated 1585 Broadway New York, New York 10036	Common Stock 6.0% Convertible Senior Notes due 2029
Goldman, Sachs & Co. 200 West Street New York, New York 10282	Common Stock 6.0% Convertible Senior Notes due 2029
Citigroup Global Markets Inc. 388 Greenwich Street New York, New York 10013	Common Stock 6.0% Convertible Senior Notes due 2029
Credit Suisse Securities (USA) LLC Eleven Madison Avenue New York, New York 10010	Common Stock 6.0% Convertible Senior Notes due 2029
UBS Securities LLC 101 Park Avenue New York, New York 10178	Common Stock 6.0% Convertible Senior Notes due 2029